UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. )*

iCad, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

44934S206
(CUSIP Number)

July 15, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

1) NAME OF REPORTING PERSON
Kamal C. Gogineni

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [   ]
(b)  [   ]

3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  5) SOLE VOTING POWER

  6) SHARED VOTING POWER
  1,200,000 (1)

  7) SOLE DISPOSITIVE POWER

  8) SHARED DISPOSITIVE POWER
  1,200,000 (1)

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,200,000 (1)

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.78% (2)

12) TYPE OF REPORTING PERSON
[IN]

(1) Includes (i) 600,000 shares of common stock issued to DermEbx, a Series of Radion Capital Partners, LLC, a Delaware limited liability company ("DermEbx") pursuant to an Asset Purchase Agreement by and between the Issuer and DermEbx; and (ii) 600,000 shares of common stock issued to Radion, Inc. a Delaware corporation ("Radion") pursuant to an Asset Purchase Agreement by and between the Issuer and Radion. Mr. Gogenini disclaims beneficial ownership of the securities held by DermEbx and Radion except with respect to the portion of such securities that he will receive upon the dissolution and liquidation of DermEbx or Radion.
(2) Based on 14,222,352 shares of common stock reported by the Issuer as outstanding as of May 9, 2014 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended March 31, 2014.

ITEM 1(a).
NAME OF ISSUER:

iCAD, Inc

ITEM 1(b).
ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

98 Spit Brook Road
Nashua, New Hampshire 03062

ITEM 2(a).
NAME OF PERSON FILING:

Kamal C. Gogineni

ITEM 2(b).
ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

20380 Town Center Lane, Suite 135, Cupertino, California 95014

ITEM 2(c).
CITIZENSHIP:

Kamal C. Gogineni - USA

ITEM 2(d).
TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e).
CUSIP NUMBER:

44934S206

ITEM 3.
IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

(a) [   ]  Broker or dealer registered under Section 15 of the Act (15 U.S.C.
 78c);

(b) [   ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [   ]  Insurance company as defined in Section 3(a)(19) of the Act
(15 U.S.C. 78c);

(d) [   ]  Investment company registered under Section 8 of the Investment
Company Act of 1940 (15 U.S.C 80a-8);

(e) [   ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [   ]  An employee benefit plan or endowment fund in accordance with
240.13d-1(b)(1)(ii)(F);

(g) [   ]  A parent holding company or control person in accordance with
240.13d-1(b)(1)(ii)(G);

(h) [   ]  A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);

(i) [   ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);

(j) [   ]  A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k) [   ]  Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a
non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:


ITEM 4.
OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

1,200,000 (1)

(b) Percent of class:

7.78% (2)

(c) Number of shares as to which the person has:

 (i)   Sole power to vote or to direct the vote:

 (ii)  Shared power to vote or to direct the vote:

 Kamal C. Gogineni - 1,200,000 (1)

 (iii) Sole power to dispose or to direct the disposition of:

 (iv) Shared power to dispose or to direct the disposition of:

 Kamal C. Gogineni - 1,200,000 (1)

ITEM 5.
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [   ].

ITEM 6.
OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

600,000 shares of common stock were issued to DermEbx, a Series of Radion Capital Partners, LLC, a Delaware limited liability company ("DermEbx") pursuant to an Asset Purchase Agreement by and between the Issuer and DermEbx in exchange for substantially all of the assets of DermEbx. DermEbx has commenced winding down its affairs and in connection therewith intends to distribute the shares of Issuer common stock to its members.

600,000 shares of common stock were issued to Radion, Inc. a Delaware corporation ("Radion") pursuant to an Asset Purchase Agreement by and between the Issuer and Radion in exchange for substantially all of the assets of Radion. Radion has commenced winding down its affairs and in connection therewith intends to distribute the shares of Issuer common stock to its stockholders and certain of its former employees.

Mr. Gogenini disclaims beneficial ownership of the securities held by DermEbx and Radion except with respect to the portion of such securities that he will receive upon the dissolution and liquidation of DermEbx or Radion.

ITEM 7.
IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:


ITEM 8.
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:


ITEM 9.
NOTICE OF DISSOLUTION OF GROUP:


ITEM 10.
CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 23, 2014
Date

Kamal C. Gogineni
/s/Kamal C. Gogineni
Signature